Dreyfus Premier Health Care Fund

ANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Health Care Fund, covering the 12-month period from May 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



DISCUSSION OF FUND PERFORMANCE

Daphne Karydas and Chuck Silberstein, Portfolio Managers

How did Dreyfus Premier Health Care Fund perform relative to its benchmark?

For the 12-month period ended April 30, 2007, the fund produced total returns of 16.31% for Class A shares, 15.48% for Class B shares, 15.42% for Class C shares, 16.57% for Class R shares and 15.93% for Class T shares.[1] In comparison, the fund's benchmark, the Goldman Sachs Health Care Index (the "Index"), produced a 16.98% total return, and the broader stock market, as measured by the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), provided a 15.23% total return for the same period.[2,3]

We attribute these results primarily to stronger-than-expected corporate earnings, which fueled a broad-based stock market advance despite concerns regarding slowing economic growth. Health care stocks performed particularly well, driven by mergers-and-acquisitions activity, new biotechnology product introductions and effective cost-cutting measures on the part of major pharmaceutical firms. The fund's returns were in line with its benchmark on the strength of our bottom-up stock selection process, which produced notably good returns in the biotechnology and health care information technology areas.

Effective 6/1/07, Class R shares will be renamed Class I shares.

What is the fund's investment approach?

The fund seeks long-term capital appreciation by normally investing at least 80% of its assets in the stocks of health care and health care-related sectors. When choosing stocks, we first analyze various health care sectors, focusing on trends affecting health care spending, as well as changes in government regulation, technology, products and services. Based on this analysis, the fund may overweight or underweight certain health care sectors. Using fundamental analysis, we then seek companies within these sectors that have strong industry positions in major product lines, attractive valuations and underappreciated revenue and earnings potential.

What other factors influenced the fund's performance?

Although the health care sector advanced broadly during the reporting period, investors remained wary of slowing growth and product disappointments from individual companies. Companies that failed to meet expectations generally were punished by the market, leading to an environment in which individual stock selections proved key to determining investment success.

The fund's company-by-company analytical approach to investing served investors well in this environment. In the biotechnology sector, top holdings included Celgene, which saw FDA approval and a strong launch of its new drug REVLIMID for patients with Myelodisplastic Syndrome (MDS) and Multiple Myeloma; Regeneron Pharmaceuticals, a development stage company that released positive data on a new ophthalmology drug; and Myogen, which was acquired at a premium by Gilead Sciences. Such gains more than made up for disappointments in other biotechnology holdings, such as Adolor, which declined sharply based on the findings in clinical trials of a drug under development. The fund further enhanced its returns by maintaining relatively light exposure to biotechnology giant Amgen, which declined after safety questions surrounding a key product arose during a clinical study.

Individual stock selection in a variety of other health care-related industries also contributed to the fund's relatively strong performance. In the health care information technology sector, Cerner and Allscripts Healthcare Solutions rose on increasing demand for efficient medical information management solutions to replace outdated recordkeeping systems. Among major pharmaceutical holdings, Schering-Plough delivered exceptional returns when the company reported stronger-than-expected earnings stemming from consistent execution in its core business and improved operating margins. The fund also augmented relative performance among major pharmaceutical companies by holding underweighted exposure to Pfizer, which faced long-term growth concerns arising from patent expirations and its new product pipeline.

Of course, the fund experienced some notable disappointments as well. Pricing pressures diminished growth prospects for generic drug maker Teva Pharmaceutical Industries, leading us to sell the fund's holdings. Several smaller specialty pharmaceutical holdings also underperformed. In the area of contract research, slower-than-expected revenue growth due to delays in clinical trials undermined holdings such as Covance and Pharmaceutical Product Development. Finally, medical device maker Advanced Medical Optics was hurt by delays in product development.

What is the fund's current strategy?

Rather than closely modeling the fund's industry exposures on those of the benchmark, we have continued to build the fund's portfolio by selecting what we believe to be the most attractive health care-related stocks on a company by company basis. As of the end of the reporting period, this approach has led us to invest a relatively large percentage of the fund's assets in life science companies that we believe are poised to benefit from a trend toward pharmaceutical company outsourcing; contract research organizations that show evidence of a growing business backlog; pharmaceutical benefit management companies that we believe have the potential to profit from the increasing use of generic drugs; and select biotechnology stocks, most of which have already gained product approvals or hold attractive late-stage product pipelines. On the other hand, the fund currently maintains relatively light exposure to health care services stocks.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
    A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: GOLDMAN SACHS & CO. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Goldman Sachs Health Care Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector. The index includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. Total returns are calculated on a month-end basis.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Health Care Fund Class A shares and the Goldman Sachs Health Care Index

† *Source: Goldman Sachs & Co.*

Past performance is not predictive of future performance.

A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

The above graph compares a $10,000 investment made in Class A shares of Dreyfus Premier Health Care Fund on 6/29/01 (inception date) to a $10,000 investment made in the Goldman Sachs Health Care Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class B, Class C, Class R and Class T shares will vary from the performance of Class A shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is a capitalization-weighted index designed as a benchmark for U.S.-traded securities in the health care sector and includes companies in the following categories: providers of health care-related services, researchers, manufacturers and distributors of pharmaceuticals, drugs and related sciences, medical supplies, instruments and products. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 4/30/07*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**6/29/01**	**9.64%**	**6.91%**	**5.37%**
without sales charge	**6/29/01**	**16.31%**	**8.18%**	**6.44%**
Class B shares				
with applicable redemption charge †	**11/15/02**	**11.48%**	**−**	**7.32%**
without redemption	**11/15/02**	**15.48%**	**−**	**7.67%**
Class C shares				
with applicable redemption charge ††	**11/15/02**	**14.42%**	**−**	**7.65%**
without redemption	**11/15/02**	**15.42%**	**−**	**7.65%**
Class R shares	**11/15/02**	**16.57%**	**−**	**8.80%**
Class T shares				
with maximum sales charge (4.5%)	**11/15/02**	**10.71%**	**−**	**6.90%**
without sales charge	**11/15/02**	**15.93%**	**−**	**8.01%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Health Care Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.74	$ 12.67	$ 12.66	$ 7.43	$ 10.04
Ending value (after expenses)	$1,123.70	$1,119.70	$1,119.10	$1,124.40	$1,120.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.30	$ 12.03	$ 12.03	$ 7.05	$ 9.54
Ending value (after expenses)	$1,016.56	$1,012.84	$1,012.84	$1,017.80	$1,015.32

† *Expenses are equal to the fund's annualized expense ratio of 1.66% for Class A, 2.41% for Class B, 2.41% for Class C, 1.41% for Class R and 1.91% for Class T Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007

Common Stocks−96.5%	Shares	Value ($)
Biotechnology−26.1%		
Acorda Therapeutics	3,540 a	87,721
Alexion Pharmaceuticals	2,000 a	83,720
Amgen	3,230 a	207,172
Amylin Pharmaceuticals	3,730 a,b	154,161
Biogen Idec	1,600 a	75,536
BioMarin Pharmaceutical	3,400 a	54,944
Celgene	4,710 a	288,064
Cephalon	1,650 a	131,357
Genentech	2,165 a	173,178
Gilead Sciences	4,010 a	327,697
Invitrogen	1,840 a	120,465
Medarex	2,900 a,b	39,701
Millipore	800 a	59,064
Onyx Pharmaceuticals	2,970 a	79,477
PDL BioPharma	3,130 a,b	79,064
Regeneron Pharmaceuticals	3,260 a	88,672
Theravance	2,890 a	95,746
Vertex Pharmaceuticals	2,450 a	75,313
		2,221,052
Distributors−2.3%		
McKesson	1,480	87,068
MedImmune	1,900 a,b	107,692
		194,760
Health Care−8.7%		
Abraxis Bioscience	1,500 a	41,265
Baxter International	5,100	288,813
Bristol-Myers Squibb	6,910	199,423
Humana	700 a	44,268
Roche Holding, ADR	1,775	167,738
		741,507

Common Stocks (continued)	Shares	Value ($)
Healthcare It—1.4%		
Cerner	1,390 [a]	74,004
IMS Health	1,400	41,062
		115,066
Managed Health Care—3.4%		
CIGNA	750	116,693
Health Net	1,690 [a]	91,361
UnitedHealth Group	1,600	84,896
		292,950
Medical Technology—17.2%		
Becton, Dickinson & Co.	1,800	141,642
Cytyc	3,310 [a]	116,611
Eli Lilly & Co.	1,800	106,434
Gen-Probe	2,810 [a]	143,619
Hansen Medical	2,100 [a,b]	39,879
Hospira	2,990 [a]	121,245
Medtronic	4,740	250,888
NuVasive	3,920 [a]	101,018
St. Jude Medical	3,700 [a]	158,323
Thermo Fisher Scientific	3,020 [a]	157,221
Zimmer Holdings	1,376 [a]	124,500
		1,461,380
Medical-Biotechnology—.5%		
InterMune	1,600 [a]	**46,256**
Pharmaceutical—22.0%		
Abbott Laboratories	5,120	289,894
Allergan	1,990	241,188
Forest Laboratories	1,500 [a]	79,815
Merck & Co.	5,800	298,352
Novartis, ADR	1,715	99,624
Sanofi-Aventis, ADR	4,570	209,580

Common Stocks (continued)	Shares	Value ($)
Pharmaceutical (continued)		
Schering-Plough	11,310	358,866
Vanda Pharmaceuticals	3,400 a	73,134
Wyeth	3,970	220,335
		1,870,788
Services−11.4%		
Allscripts Healthcare Solutions	1,700 a	44,965
Charles River Laboratories International	2,690 a	127,398
Covance	1,585 a	95,893
CVS	4,709	170,654
Express Scripts	1,200 a	114,660
Medco Health Solutions	1,600 a	124,832
Pediatrix Medical Group	1,400 a	79,870
Pharmaceutical Product Development	3,550	128,049
Universal Health Services, Cl. B	600	36,432
VCA Antech	1,200 a	47,316
		970,069
Specialty Pharmaceuticals−3.5%		
Alcon	630	85,006
Endo Pharmaceuticals Holdings	1,400 a	43,316
Shire, ADR	2,470	172,628
		300,950
Total Common Stocks		
(cost $6,370,728)		**8,214,778**

Other Investment−5.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $421,000)	421,000 c	**421,000**

Investment of Cash Collateral for Securities Loaned—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $222,578)	222,578 c	**222,578**
Total Investments (cost $7,014,306)	**104.1%**	**8,858,356**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(347,598)**
Net Assets	**100.0%**	**8,510,758**

ADR—American Depository Receipts
a *Non-income producing security.*
b *All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $281,392 and the total market value of the collateral held by the fund is $298,637, consisting of cash collateral of $222,578 and U.S. Government and agency securities valued at $76,059.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Biotechnology	26.1	Specialty Pharmaceuticals	3.5
Pharmaceutical	22.0	Managed Health Care	3.4
Medical Technology	17.2	Distributors	2.3
Services	11.4	Healthcare It	1.4
Health Care	8.7	Medical-Biotechnology	.5
Money Market Investments	7.6		**104.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments		
(including securities on loan valued at $281,392)—Note 1(b):		
Unaffiliated issuers	6,370,728	8,214,778
Affiliated issuers	643,578	643,578
Cash		94,799
Receivable for shares of Beneficial Interest subscribed		43,942
Receivable for investment securities sold		40,849
Dividends and interest receivable		4,955
Prepaid expenses		14,173
		9,057,074
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		2,314
Liability for securities on loan—Note 1(b)		222,578
Payable for investment securities purchased		209,261
Payable for shares of Beneficial Interest redeemed		65,122
Accrued expenses		47,041
		546,316
Net Assets ($)		**8,510,758**
Composition of Net Assets ($):		
Paid-in capital		6,404,832
Accumulated net realized gain (loss) on investments		261,876
Accumulated net unrealized appreciation		
(depreciation) on investments		1,844,050
Net Assets ($)		**8,510,758**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	6,096,595	1,512,037	721,430	112,781	67,915
Shares Outstanding	360,662	92,860	44,354	6,598	4,112
Net Asset Value Per Share ($)	**16.90**	**16.28**	**16.27**	**17.09**	**16.52**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended April 30, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $2,416 foreign taxes withheld at source):	
Unaffiliated issuers	85,792
Affiliated issuers	9,530
Income from securities lending	1,962
Total Income	**97,284**
Expenses:	
Management fee—Note 3(a)	86,328
Registration fees	55,907
Shareholder servicing costs—Note 3(c)	37,588
Auditing fees	35,078
Distribution fees—Note 3(b)	18,360
Prospectus and shareholders' reports	17,236
Legal fees	10,267
Custodian fees—Note 3(c)	4,356
Interest expense—Note 2	1,074
Trustees' fees and expenses—Note 3(d)	917
Miscellaneous	10,436
Total Expenses	**277,547**
Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(101,625)
Net Expenses	**175,922**
Investment (Loss)—Net	**(78,638)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	347,625
Net unrealized appreciation (depreciation) on investments	1,043,471
Net Realized and Unrealized Gain (Loss) on Investments	**1,391,096**
Net Increase in Net Assets Resulting from Operations	**1,312,458**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
	2007	2006
Operations ($):		
Investment (loss)–net	(78,638)	(100,136)
Net realized gain (loss) on investments	347,625	512,919
Net unrealized appreciation (depreciation) on investments	1,043,471	66,373
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,312,458**	**479,156**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(214,503)	(20,215)
Class B shares	(63,730)	(5,983)
Class C shares	(28,667)	(2,636)
Class R shares	(3,885)	(3,796)
Class T shares	(3,984)	(343)
Total Dividends	**(314,769)**	**(32,973)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,622,841	4,114,645
Class B shares	128,981	1,194,790
Class C shares	104,385	244,591
Class R shares	31,456	34,413
Class T shares	8,874	67,884
Dividends reinvested:		
Class A shares	206,680	19,221
Class B shares	51,213	4,634
Class C shares	21,578	2,277
Class R shares	2,011	3,674
Class T shares	3,181	286
Cost of shares redeemed:		
Class A shares	(5,543,040)	(2,383,890)
Class B shares	(802,138)	(387,045)
Class C shares	(344,641)	(94,689)
Class R shares	(1,198,003)	(2,966)
Class T shares	(46,604)	(18,925)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,753,226)**	**2,798,900**
Total Increase (Decrease) in Net Assets	**(2,755,537)**	**3,245,083**
Net Assets ($):		
Beginning of Period	11,266,295	8,021,212
End of Period	**8,510,758**	**11,266,295**

	Year Ended April 30,	
	2007	2006
Capital Share Transactions:		
Class A[a]		
Shares sold	235,701	270,450
Shares issued for dividends reinvested	13,642	1,250
Shares redeemed	(357,403)	(158,411)
Net Increase (Decrease) in Shares Outstanding	**(108,060)**	**113,289**
Class B[a]		
Shares sold	8,650	81,148
Shares issued for dividends reinvested	3,498	309
Shares redeemed	(54,409)	(25,788)
Net Increase (Decrease) in Shares Outstanding	**(42,261)**	**55,669**
Class C		
Shares sold	6,985	16,252
Shares issued for dividends reinvested	1,476	152
Shares redeemed	(23,209)	(6,437)
Net Increase (Decrease) in Shares Outstanding	**(14,748)**	**9,967**
Class R		
Shares sold	2,121	2,219
Shares issued for dividends reinvested	131	237
Shares redeemed	(76,647)	(191)
Net Increase (Decrease) in Shares Outstanding	**(74,395)**	**2,265**
Class T		
Shares sold	587	4,576
Shares issued for dividends reinvested	214	18
Shares redeemed	(3,035)	(1,278)
Net Increase (Decrease) in Shares Outstanding	**(2,234)**	**3,316**

[a] *During the period ended April 30, 2007, 7,670 Class B shares representing $112,968 were automatically converted to 7,423 Class A shares and during the period ended April 30, 2006, 6,883 Class B shares representing $104,116 were automatically converted to 6,711 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	15.11	14.24	13.98	10.80	12.15
Investment Operations:					
Investment (loss)–net[b]	(.10)	(.13)	(.09)	(.09)	(.07)
Net realized and unrealized gain (loss) on investments	2.51	1.05	.58	3.27	(1.24)
Total from Investment Operations	2.41	.92	.49	3.18	(1.31)
Distributions:					
Dividends from net realized gain on investments	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	16.90	15.11	14.24	13.98	10.80
Total Return (%)[c]	16.31	6.51	3.52	29.32	(10.68)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.71	2.61	3.69	8.73	4.47
Ratio of net expenses to average net assets	1.66	1.65	1.65	1.65	1.65
Ratio of net investment (loss) to average net assets	(.63)	(.84)	(.65)	(.67)	(.63)
Portfolio Turnover Rate	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	6,097	7,085	5,060	2,420	1,616

[a] The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended April 30,				
Class B Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	14.69	13.95	13.82	10.77	10.65
Investment Operations:					
Investment (loss)–net[b]	(.20)	(.25)	(.21)	(.20)	(.06)
Net realized and unrealized gain (loss) on investments	2.41	1.04	.57	3.25	.22
Total from Investment Operations	2.21	.79	.36	3.05	.16
Distributions:					
Dividends from net realized gain on investments	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	16.28	14.69	13.95	13.82	10.77
Total Return (%)[c]	15.48	5.64	2.62	28.20	1.62[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.61	3.36	4.57	7.27	2.24[d]
Ratio of net expenses to average net assets	2.41	2.40	2.40	2.40	1.10[d]
Ratio of net investment (loss) to average net assets	(1.38)	(1.60)	(1.43)	(1.47)	(.73)[d]
Portfolio Turnover Rate	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	1,512	1,985	1,108	583	9

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	14.68	13.93	13.81	10.77	10.65
Investment Operations:					
Investment (loss)−net[b]	(.20)	(.24)	(.20)	(.19)	(.07)
Net realized and unrealized gain (loss) on investments	2.41	1.04	.55	3.23	.23
Total from Investment Operations	2.21	.80	.35	3.04	.16
Distributions:					
Dividends from net realized gain on investments	(.62)	(.05)	(.23)	−	(.04)
Net asset value, end of period	16.27	14.68	13.93	13.81	10.77
Total Return (%)[c]	15.42	5.72	2.55	28.11	1.62[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.49	3.38	4.50	6.88	2.30[d]
Ratio of net expenses to average net assets	2.41	2.40	2.40	2.40	1.10[d]
Ratio of net investment (loss) to average net assets	(1.38)	(1.58)	(1.42)	(1.45)	(.68)[d]
Portfolio Turnover Rate	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	721	867	684	262	5

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

		Year Ended April 30,			
Class R Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	15.25	14.31	14.01	10.82	10.65
Investment Operations:					
Investment (loss)–net[b]	(.09)	(.07)	(.04)	(.04)	(.02)
Net realized and unrealized gain (loss) on investments	2.55	1.06	.57	3.23	.23
Total from Investment Operations	2.46	.99	.53	3.19	.21
Distributions:					
Dividends from net realized gain on investments	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	17.09	15.25	14.31	14.01	10.82
Total Return (%)	16.57	6.90	3.80	29.36	2.09[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.14	2.26	3.58	4.12	1.83[c]
Ratio of net expenses to average net assets	1.41	1.27	1.40	1.40	.64[c]
Ratio of net investment (loss) to average net assets	(.62)	(.44)	(.42)	(.34)	(.20)[c]
Portfolio Turnover Rate	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	113	1,235	1,127	1,063	1

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

| | | Year Ended April 30, | | | |
Class T Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	14.84	14.04	13.86	10.80	10.65
Investment Operations:					
Investment (loss)–net[b]	(.13)	(.20)	(.16)	(.12)	(.05)
Net realized and unrealized gain (loss) on investments	2.43	1.05	.57	3.18	.24
Total from Investment Operations	2.30	.85	.41	3.06	.19
Distributions:					
Dividends from net realized gain on investments	(.62)	(.05)	(.23)	–	(.04)
Net asset value, end of period	16.52	14.84	14.04	13.86	10.80
Total Return (%)[c]	15.93	6.03	2.97	28.33	1.81[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.24	2.84	4.08	5.60	2.05[d]
Ratio of net expenses to average net assets	1.91	1.90	1.90	1.90	.87[d]
Ratio of net investment (loss) to average net assets	(.83)	(1.11)	(.93)	(.86)	(.43)[d]
Portfolio Turnover Rate	86.39	88.93	139.99	174.50	260.62
Net Assets, end of period ($ x 1,000)	68	94	43	27	1

[a] *From November 15, 2002 (commencement of initial offering) to April 30, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Health Care Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Opportunity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective seeks long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) **Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At April 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed capital gains $309,810 and unrealized appreciation $1,796,116.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2007 and April 30, 2006 were as follows: long term capital gains $314,769 and $32,973, respectively.

During the period ended April 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $78,638 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended April 30, 2007 was approximately $18,500, with a related weighted average annualized interest rate of 5.82%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .90% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, from May 1, 2006 until July 31, 2007, that, if the fund's aggregate expenses, exclusive of taxes, interest on borrowings, brokerage fees, 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $101,625 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $2,409 and $49 from commissions earned on sales of the fund's Class A and Class T shares, and $4,595 and $154 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2007, Class B, Class C and Class T shares were charged $12,313, $5,813 and $234, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $15,900, $4,104, $1,938 and $234, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $7,482 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2007, the fund was charged $4,356 pursuant to the custody agreement.

During the period ended April 30, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $6,100, Rule 12b-1 distribution plan fees $1,355, shareholder services plan fees $1,672, custodian fees $984, chief compliance officer fees $3,407 and transfer agency per account fees $1,112, which are offset against an expense reimbursement currently in effect in the amount of $12,316.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $8,114,523 and $12,431,926, respectively.

At April 30, 2007, the cost of investments for federal income tax purposes was $7,062,240; accordingly, accumulated net unrealized appreciation on investments was $1,796,116, consisting of $1,894,182 gross unrealized appreciation and $98,066 gross unrealized depreciation.

NOTE 5—Subsequent Event:

The fund's Board of Trustees approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Health Care Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Health Care Fund (one of the funds comprising Dreyfus Premier Opportunity Funds) as of April 30, 2007, and the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities as of April 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Health Care Fund at April 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 14, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.6150 per share as a long-term capital gain distribution paid on December 12, 2006.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 172

Clifford L. Alexander, Jr. (73)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 59

Lucy Wilson Benson (79)
Board Member (2000)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 30

David W. Burke (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 94

Whitney I. Gerard (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 28

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 88 investment companies (comprised of 172 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 89 investment companies (comprised of 188 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (89 investment companies, comprised of 188 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 85 investment companies (comprised of 184 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Premier
Health Care Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DHCAX	Class B: DHCBX	Class C: DHCCX
	Class R: DHCRX	Class T: DHCTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0091AR0407